STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	March 3, 2006
Corporate Office:	#SRU-04-06
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 4
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

2005 DEFINITION AND GEOSTATISTICAL MASSIVE SULPHIDE DRILL RESULTS IN THE PIT AREA

Starfield completed a definition diamond drilling program comprising 17 holes in the “Pit Area” of West Zone in 2005. Variably spaced drill holes over a strike length of approximately one kilometer were designed to provide additional data for a revised resource estimate currently being undertaken by independent consultant Dr. N.C. Carter, P. Eng. These 2005 holes will also provide data requested by Geostokos Ltd. for a geostatistical evaluation study being conducted by independent consultant Dr. Isobel Clark.

Highlights of the analytical results for massive sulphide lenses intersected during the 2005 drilling program are shown in the following Table and complete results are contained in Appendix: Table 1 of this news release. A discussion of analytical procedures was provided in News Release #SRU-03-06 dated March 1, 2006.

HIGHLIGHTS MASSIVE SULPHIDE LENS(ES), “PIT AREA”, ASSAY RESULTS
Hole No.	Azimuth/ Inclination	Location	Interval(m)	Length m (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
FL05-241	194°/-50°	47+55W/0+30S	30.85-55.38	24.53 (80.48)	1.19	0.73	0.084	1.61	0.28	1.89
			37.43-55.38	17.95 (58.89)	1.27	0.81	0.094	1.78	0.28	2.06
FL05-236	156°/-60°	40+89W/1+40N	106.27-122.00	15.73 (51.61)	0.85	1.03	0.113	2.78	0.31	3.09
		(including	108.85-122.00	13.15 (43.14)	0.87	1.14	0.126	3.14	0.36	3.50)
FL05-235	188°/-60°	40+89W/1+40N	71.77-78.84	7.07 (23.20)	1.29	0.84	0.06	1.90	0.22	2.12
			83.88-90.90	7.02 (23.03)	1.35	0.97	0.095	2.07	0.44	2.51
FL05-219	176°/-60°	48+50W/2+00N	157.64-165.26	7.62 (25.00)	1.15	1.03	0.122	1.84	0.47	2.31
FL05-218	176°/-60°	45+50W/1+70N	131.45-141.00	9.55 (31.33)	1.21	0.90	0.113	1.65	0.22	1.87
		(including	135.65-141.00	5.35 (17.55)	1.04	0.99	0.121	1.75	0.21	1.96)
Note: drilled down from the top to depth extent of a portion of the sheet of Sulphides
FL05-237	356°/-50°	40+70W/0+35N	7.50-109.17	101.67 (333.56)	1.30	0.74	0.08	1.96	0.39	2.35
		(including	7.50-52.26	44.76 (146.85)	1.20	0.91	0.087	2.20	0.56	2.86)
		(and	55.92-91.07	35.15 (115.32)	1.48	0.75	0.088	1.92	0.27	2.19)
		(and	96.25-109.17	12.92 (42.39)	1.88	0.80	0.076	2.49	0.35	2.84)
FL05-242	354°/-45°	47+55W/0+90S	54.00-76.17	22.17 (72.74)	1.30	0.80	0.095	1.90	0.23	2.13

*2PGE=Pt+Pd

Eight definition drill holes (2392 meters of core) targeted massive sulphide lens(es) and/or Low-Sulphide Platinum Group Element mineralization and/or footwall massive sulphide mineralization. Nine holes (1140 meters in total) were drilled mainly to provide data for the ongoing geostatistical analyses of grade distribution within the massive sulphide lens(es).

In the “Pit Area” near the west shore of Ferguson Lake, the principal sulphide lens(es) are exposed over a strike length of approximately 1.8 kilometers. The lenses dip moderately north (45 degrees) and geophysical (electromagnetic) modeling indicates a continuous sheet-like body which has a top to bottom extent of between 200 to 450 meters.

Most of the drilling to date has been designed to intersect the mineralized sheet normal to its 45 degrees north dip in order to provide intersections representing the true thicknesses of the various sulphide lenses. Four of the 2005 drill holes were recommended by Geostokos to test the north-dipping sulphide sheet down-dip as far as practical in order to obtain a nearly continuous sulphide intersection for purposes of comparison of grade distributions and structural continuity with those data obtained from numerous drill holes which tested the zones over true widths.

This difficult task was best accomplished in hole FL05-237 where a continuous massive sulphide intercept of 101.67 meters grading 1.3% copper. 0.74 % nickel, 0.08% cobalt, 1.96 g/t palladium and 0.39g/t platinum was recovered. Drill holes FL05-238, 242 and 243 had variable degrees of success of staying continuously within the sulphide sheet down its dip extent. For example, FL05-242 was able to stay within the sulphide lens over a 22 meters interval while FL05-243 included several intervals of 3.24, 5.4 and 4.39 meters (see Appendix: Table 1). None of the four holes intersected the full down-dip extent as modeled by downhole geophysical surveys. However, continuity and grade comparisons can be made down the hole and along strike.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	March 03, 2006
Corporate Office:	#SRU-04-06
APPENDIX I
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 3 of 4
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

APPENDIX: TABLE 1 MAIN SULPHIDE LENS(ES), “PIT AREA”, 2005 ASSAY RESULTS
Hole No.	Azimuth/ Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
FL05-243	354°/-70°	47+55W/0+90S	11.73-14.97	3.24 (10.63)	0.80	0.43	0.050	1.18	0.12	1.30
			14.97-21.50	POST MINERAL GABBRO DYKE
			21.50-26.90	5.40 (17.72)	1.20	0.66	0.077	1.45	0.22	1.67
		(including	22.47-25.50	3.03 (9.94)	0.76	0.93	0.106	1.92	0.34	2.26)
			40.88-45.27	4.39 (14.40)	0.84	1.03	0.125	1.73	0.08	1.81

FL05-242	354°/-45°	47+55W/0+90S	54.00-76.17	22.17 (72.74)	1.30	0.80	0.095	1.90	0.23	2.13
		(including	54.00-63.34	9.34 (30.64)	1.40	0.90	0.106	2.16	0.20	2.36)
		(and	65.88-76.17	10.29 (33.76)	1.38	0.86	0.104	2.09	0.31	2.40)
		(and including	71.00-76.17	5.17 (16.96)	0.98	0.99	0.119	2.26	0.35	2.61)

FL05-241	194°/-50°	47+55W/0+30S	30.85-55.38	24.53 (80.48)	1.19	0.73	0.084	1.61	0.28	1.89
		(including	30.85-34.22	3.37 (11.06)	0.83	0.89	0.097	1.80	0.30	2.10)
			34.22-37.43	QUARTZ VEIN
			37.43-55.38	17.95 (58.89)	1.27	0.81	0.094	1.78	0.28	2.06

FL05-240	158°/-50°	47+55W/0+30S	29.88-36.82	6.94 (22.77)	1.04	0.89	0.104	1.98	0.22	2.20
			36.82-41.67	QUARTZ VEIN
			41.67-44.43	2.76 (9.06)	1.10	0.88	0.109	2.07	0.10	2.17

FL05-239	176°/-50°	47+55W/0+30S	28.47-36.24	7.77 (25.49)	1.25	0.63	0.074	1.56	0.34	1.90
		(including	30.00-32.30	2.30 (7.55)	0.89	0.91	0.105	2.08	0.79	2.87)
		(and	32.94-36.24	3.30 (10.83	1.43	0.76	0.084	1.85	0.18	2.03)
			36.24-40.85	QUARTZ VEIN
			40.85-49.29	8.44 (27.69)	1.47	0.72	0.087	1.77	0.25	2.02

FL05-238	356°/-70°	40+70W/0+35N	15.10-22.52	7.42 (24.34)	1.56	0.86	0.093	2.63	0.31	2.94
			65.00-67.60	2.60 (8.53)	0.64	0.86	0.102	2.42	0.25	2.67
		(including	65.60-67.60	2.00 (6.56)	0.37	1.08	0.107	2.80	0.24	3.04)

Hole No.	Azimuth/ Inclination	Location	Interval(m)	Length (m) (ft)	Cu %	Ni %	Co %	Pd g/t	Pt g/t	2 PGE*
FL05-237	356°/-50°	40+70W/0+35N	7.50-109.17	101.67 (333.56)	1.30	0.74	0.08	1.96	0.39	2.35
		(including	7.50-52.26	44.76 (146.85)	1.20	0.91	0.087	2.20	0.56	2.86)
		(and	55.92-91.07	35.15 (115.32)	1.48	0.75	0.088	1.92	0.27	2.19)
		(and	96.25-109.17	12.92 (42.39)	1.88	0.80	0.076	2.49	0.35	2.84)

FL05-236	156°/-60°	40+89W/1+40N	73.66-76.46	2.80 (9.19)	1.20	0.90	0.088	2.17	0.89	3.06
			78.18-83.89	5.71 (18.73)	0.76	0.51	0.048	1.39	0.27	1.66
		(including	78.18-82.19	4.01 (13.16)	0.36	0.66	0.062	1.74	0.36	2.10)
			96.77-97.81	1.04 (3.41)	0.54	1.14	0.105	2.01	0.12	2.13
			106.27-122.00	15.73 (51.61)	0.85	1.03	0.113	2.78	0.31	3.09
		(including	108.85-122.00	13.15 (43.14)	0.87	1.14	0.126	3.14	0.36	3.50)

FL05-235	188°/-60°	40+89W/1+40N	51.06-51.74	0.68 (2.23)	0.42	1.25	0.123	2.50	0.10	2.60
			54.06-55.25	1.19 (3.90)	1.03	1.07	0.137	2.08	0.15	2.23
			67.39-69.42	2.03 (6.66)	0.21	0.99	0.102	2.00	1.02	3.02
			71.77-78.84	7.07 (23.20)	1.29	0.84	0.06	1.90	0.22	2.12
		(including	71.77-77.58	5.81 (19.06)	1.32	0.94	0.086	2.10	0.26	2.36)
			77.58-83.88	POST MINERAL MAFIC DYKE
			83.88-90.90	7.02 (23.03)	1.35	0.97	0.095	2.07	0.44	2.51

FL05-222	176°/-75°	48+80W/ 2+00N	206.00-209.00	3.00 (9.84)	0.44	0.28	0.040	0.69	0.10	0.79
			209.00-212.00	MAFIC DYKE
			212.00-214.00	2.00 (6.56)	0.56	0.33	0.040	1.29	0.29	1.58

FL05-221	176°/-60°	48+80W/ 1+15N	153.50-157.05	3.55 (11.65)	0.56	0.99	0.129	3.04	0.68	3.72

FL05-220	176°/-75°	48+50W/2+00N	203.25-206.50	3.25 (10.66)	1.10	0.66	0.085	1.46	0.17	1.63

FL05-219	176°/-60°	48+50W/2+00N	157.64-165.26	7.62 (25.00)	1.15	1.03	0.122	1.84	0.47	2.31

FL05-218	176°/-60°	45+50W/1+70N	131.45-141.00	9.55 (31.33)	1.21	0.90	0.113	1.65	0.22	1.87
		(including	135.65-141.00	5.35 (17.55)	1.04	0.99	0.121	1.75	0.21	1.96)

FL05-217	176°/-50°	45+50W/1+70N	114.92-116.57	1.65 (5.41)	0.62	0.83	0.108	1.19	0.23	1.42
			132.77-134.29	1.52 (4.99)	1.19	0.74	0.092	1.32	0.14	1.46

FL05-216	176°/-60°	37+60W/1+60N	108.75-110.00	1.25 (4.10)	1.06	0.99	0.205	1.55	0.27	1.82

FL05-215	176°/-60°	38+00W/1+90N	134.18-137.00	2.82 (9.25)	0.64	1.23	0.154	1.70	0.21	1.91

*2PGE=Pt+Pd